

September 21, 2022

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

> **Re: WANG & LEE GROUP, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 16, 2022**
> **File No. 333-265730**

Dear Mr. Ho:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed September 16, 2022

General

1.　Please update the legal opinions for the resale transaction.

Cover Page

2.　Please disclose whether your shares have been approved for listing on the Nasdaq Capital Market. If not, please clarify whether you currently meet the requirements for your shares to be listed on Nasdaq.

The Offering, page 17

3.   Please disclose that in addition to the public offering, the company has registered the resale offering.

Selling Shareholders, page A-3

4.   Please disclose the address of each selling shareholder and any material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Part I, Item 9.D.1 of Form 20-F.

 You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Tan, Esq.